Exhibit 99.1

            No Action Letter issued by Securities Exchange Commission dated January 6, 2003 to operate Track ECN through July 6, 2003


James C. Yong
Wildman, Harrrold, Allen & Dixon
225 West Wacker Drive
Chicago, IL  60606-1229

     Re:  Track System

Dear Mr. Yong:

     This letter extends the temporary no-action position originally taken by the Division of Market Regulation ("Division") on January 7, 2002 until July 6, 2003. The January 7th letter confirmed the Track ECN ("Track System" or "System") operated by Track Data Securities Corp. ("Track") is an "electronic communications network" ("ECN") as defined in the amendments to the Quote Rule and the Limit Order Display Rule (cumulatively, "Order Execution Rules") and would be in compliance with the requirements applicable to the ECN Display Alternative set forth in the ECN Amendment with respect to Nasdaq securities for which a linkage between the System and the Nasdaq system is operational. In the January 7th letter, the Division took the position that it would not recommend the Commission take enforcement action against Nasdaq market makers who are participants in the System, if those Nasdaq market makers enter orders into the System without modifying their public quotations in compliance with the ECN Amendment. That no-action position was temporarily extended most recently in a letter dated March 29, 2002.

     The Division continues to condition its position on compliance with the terms expressed in the January 7th letter. These terms include compliance with the non-discrimination provisions of the Addendum to the Nasdaq Workstation II Subscriber Agreement. Track ECN should respond to orders entered into Track ECN through Nasdaq access no slower than Track ECN responds to orders entered directly into the System, and in any event in no more than a few seconds.

     The Division further conditions its position upon your representation that Track ECN has sufficient capacity to handle the volume of trading reasonably anticipated in its System. Such capacity should be ensured through periodic review and testing to (1) ensure future capacity, (2) identify potential weaknesses, and (3) reduce the risk of system failures and threats to system integrity. The Division may request records from Track regarding such reviews and tests.

     The Division further conditions its position on Track providing brokers access via either Nasdaq or the telephone for a charge of no more than the fee Track charges a substantial proportion of its active broker-dealer subscribers, and in any event, no more that $.009 per share, plus any fee charged to the System by Nasdaq and plus any application transaction fee payable pursuant to
Section 31 of the Securities Exchange Act of 1934 ("Exchange Act"). In addition, the Division may request additional representations from you regarding the operation of the System.

     The Division further conditions its position upon your representation that the trading information entered into the System will be kept confidential by those employees of Track having access to it, and that the operation of the System will be kept separate from the other business of Track. The Division, in the process of its continuing review of ECNs, may request records concerning procedures addressing these issues. Further, the Division will consider extending or modifying its temporary no-action position prior to July 6, 2003, based on its continuing experience with the operation of the ECN Display Alternative.

     This no-action position regards enforcement action under Section 11A of the Exchange Act only, and does not express any legal conclusions regarding the applicability of Section 11A of the Exchange Act or other statutory or regulatory provisions of the federal securities laws. This no-action position is based solely on the representations you have made. Any different facts or conditions might require a different response. This no-action position is subject to changes in current law, regulation, and interpretations; any such change may require the Division to reevaluate and withdraw or modify this position.

          Sincerely,



/s/
-----------------------------------
     Robert L.D. Colby
     Deputy Director